Filed by Huntsman Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

The following is a press release relating to the transaction between Olin Corporation and Huntsman Corporation issued on July 14, 2026.

OLIN and HUNTSMAN Announce S-4 Registration Statement in Connection with Planned Merger is Effective

Special Meetings of Olin Shareholders and Huntsman Stockholders Scheduled for August 25, 2026

CLAYTON, Missouri and THE WOODLANDS, Texas – July 14, 2026 -- Olin Corporation (NYSE: OLN) (“Olin”) and Huntsman Corporation (NYSE: HUN) (“Huntsman”) today announced that on July 13, 2026, the U.S. Securities and Exchange Commission declared effective the registration statement on Form S-4 (the “Registration Statement”) filed by Olin in connection with the previously announced all-stock merger of equals (the “Transaction”) to form a combined company, OlinHuntsman. The companies have also released a supplemental FAQ which contains further details regarding the synergies expected to be achieved from the Transaction. The supplemental FAQ can be found on both Olin’s and Huntsman’s investor relations websites.

The Transaction will create a leading North American chemicals company and combined with assets in Europe and Asia, OlinHuntsman is expected to generate significant value for shareholders of both companies. Together, Olin and Huntsman will benefit from vertical integration, enhanced scale, scope and expanded chlorine optionality to better serve customers and create value for shareholders across markets and cycles. The combined company is expected to:

•	Realize more than $400 million of cost synergies and integration benefits, including (1) more than $300 million of annual cost synergies and integration benefits expected to be achieved by the end of year three, with more than 90% of that total expected within the first 24 months following the closing of the transaction and (2) more than $100 million of additional raw material integration benefits beginning in 2031;

•	Generate revenue synergies through vertical integration by combining complementary upstream and downstream capabilities, including Olin’s manufacturing and feedstock capabilities with Huntsman’s downstream products and formulation expertise, enabling OlinHuntsman to grow with customers at multiple points in the value chain, utilize lower-cost producer economics to drive value globally, and improve margins and cash flow through a more efficient operating model;

•	Capture value and margin across the full chemical value chain, from upstream inputs like electricity and salt through to downstream products serving aerospace, automotive, electronics, alternative energy, composites, construction and consumer markets;

•	Combine complementary portfolios with an enhanced geographic footprint across the U.S. Gulf Coast, Europe and Asia, enabling OlinHuntsman to capitalize on regional sector dynamics and better serve customers across key markets;

•	Be structurally differentiated within the chemical industry as a low-cost producer with the scale and feedstock positioning to drive stronger profitability and margin improvement across market cycles, creating a more resilient and profitable combined company than either business on a standalone basis; and

•	Improve profitability, earnings and cash flow generation through the cycle, supporting disciplined capital allocation focused on near-term deleveraging, a stable dividend policy and the deployment of future excess cash toward shareholder returns and high-return organic and inorganic growth projects.

“Having an effective registration statement on file marks an important milestone in bringing Olin and Huntsman together,” said Ken Lane, President and Chief Executive Officer of Olin. “We look forward to continuing to engage with both sets of shareholders to highlight the significant value this transaction will generate, including the greater financial benefits that will be delivered if the transaction is completed as a direct merger. Our teams are working very well together to build momentum toward closing. This underpins our confidence in achieving the significant synergy targets we shared when we announced the transaction, delivering long-term shareholder value across the chemical value chain as one company.”

“We are very encouraged by the progress made to advance our proposed merger of equals and are working to complete the transaction as soon as possible, thanks to the hard work and dedication of teams across both companies,” said Peter Huntsman, Chairman, President and Chief Executive Officer of Huntsman. “The collaboration demonstrated throughout this process will support a successful closing and unlock significant value for both companies and our shareholders.”

As disclosed in the definitive joint proxy statement, the companies have also announced the dates for each special meeting of their respective shareholders and stockholders. Olin’s special meeting will be held on August 25, 2026 at 8:00 a.m., Central Time, via live webcast at https://register.proxypush.com/OLN, and Huntsman’s special meeting will be held on August 25, 2026 at 9:00 a.m., Central Time, via live webcast at https://virtualshareholdermeeting.com/HUN2026SM. Shareholders and stockholders of record, as applicable, as of the close of business on July 9, 2026 are entitled to vote at the respective meeting. Further information about the special meetings and associated voting procedures are contained in the definitive joint proxy statement/prospectus which is a part of the Registration Statement, and Olin shareholders and Huntsman stockholders are encouraged to carefully review such information.

Completion of the Transaction, which is expected to occur in the first half of 2027, is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and approval of the Transaction by both Olin shareholders and Huntsman stockholders.

About Olin

Olin Corporation is a leading vertically integrated global manufacturer and distributor of chemical products and a leading U.S. manufacturer of ammunition. The chemical products produced include chlorine and caustic soda, vinyls, epoxies, chlorinated organics, bleach, hydrogen, and hydrochloric acid. Winchester’s principal manufacturing facilities produce and distribute sporting ammunition, law enforcement ammunition, reloading components, small caliber military ammunition and components, industrial cartridges, and clay targets.

Visit www.olin.com for more information on Olin Corporation.

About Huntsman

Huntsman Corporation is a publicly traded global manufacturer and marketer of diversified chemical products with 2025 revenues of approximately $6 billion from its continuing operations. Huntsman’s chemical products number in the thousands and are sold worldwide to manufacturers serving a broad and diverse range of consumer and industrial end markets. Huntsman operates more than 55 manufacturing, R&D and operations facilities in approximately 25 countries and employs approximately 6,000 associates within its continuing operations. For more information about Huntsman, please visit the company’s website at www.huntsman.com.

Social Media:
X: www.x.com/Huntsman_Corp
Facebook: www.facebook.com/huntsmancorp
LinkedIn: www.linkedin.com/company/huntsman

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin and Huntsman. In connection with the proposed transaction, Olin and Huntsman have filed and intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4, as filed on July 2, 2026 and as amended on July 10, 2026 (the “Form S-4”), in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 contains a joint proxy statement/prospectus of Olin and Huntsman. The registration statement was declared effective by the SEC on July 13, 2026 and Olin filed a prospectus and each of Olin and Huntsman filed a definitive proxy statement, respectively, and commenced mailing the definitive joint proxy statement/prospectus on July 13, 2026 to each of the shareholders of Olin and stockholders of Huntsman entitled to vote on their respective transaction-related proposals at the respective special meetings. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman from the SEC’s website at http://www.sec.gov, on Olin’s website at https://olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at https://www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March 20, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 19, 2026, June 3, 2026 and June 18, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June 3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, are set forth in the registration statement, the definitive joint proxy statement/prospectus and other relevant materials filed with and to be filed with the SEC relating to the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this release speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this release whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined and Non-GAAP Financial Information

The financial information for the combined businesses of Olin and Huntsman is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Olin or Huntsman. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Olin and Huntsman. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Olin’s and Huntsman’s respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as synergies and integration benefits. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Olin and Huntsman caution you not to place undue reliance on these non-GAAP financial measures.